FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For June 13, 2001


                                 AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X   Form 40-F
                                      --            --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No X
                                   --     --

                                INDEX TO EXHIBITS

Item

1.AerCo Limited Monthly Report to Noteholders for June.

                                      SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: June 13, 2001




                                            AERCO LIMITED


                                            By: /s/ Michael Walsh
                                                -----------------------------
                                                Name: Michael Walsh
                                                Title: Attorney-in-Fact

                                                                        Item 1




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated



Month                             June-01
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Jun-01
Current Calculation Date          11-Jun-01
Previous Payment Date             15-May-01
Previous Calculation Date         9-May-01
-------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-------------------------------------------------------------------------------------------------------
                                        Prior          Deposits       Withdrawals       Balance on
                                       Balance                                       Calculation Date
                                      9-May-01                                          11-Jun-01
-------------------------------------------------------------------------------------------------------
Expense Account                        5,198,795.51    2,998,038.50   (4,491,047.44)      3,705,786.57
Collection Account                   100,657,226.48   19,485,080.15  (14,777,574.48)    105,364,732.15
Aircraft Purchase Account                         -               -               -                  -

 - Liquidity Reserve cash balance     85,879,652.00      222,500.00     (150,000.00)     85,952,152.00
-------------------------------------------------------------------------------------------------------
Total                                105,856,021.99   22,483,118.65  (19,268,621.92)    109,070,518.72
-------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                          -
Interest Income                                                                                       -
Aircraft Purchase Payments                                                                            -
Economic Swap Payments                                                                                -
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                   -
-------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                               5,198,795.51
Transfer from Collection Account on previous Payment Date                                  2,985,731.29
Permitted Aircraft Accrual                                                                            -
Interim Transfer from Collection Account                                                              -
Interest Income                                                                               12,307.21
Balance on current Calculation Date
 - Payments on previous payment date                                                      (1,184,526.80)
 - Interim payments                                                                                   -
 - Other                                                                                  (3,306,520.64)
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                        3,705,786.57
-------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             100,657,226.48
Collections during period                                                          *      19,485,080.15
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                (1,801,204.49)
 - Permitted Aircraft Modifications                                                                   -
Net Swap payments on previous Payment Date                                                (1,184,526.80)
Aggregate Note Payments on previous Payment Date                                         (11,791,843.19)
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      105,364,732.15
-------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                          65,000,000.00
Cash Held
 - Security Deposits                                                                      20,952,152.00
                                                                                     ------------------
 Liquidity Reserve Amount                                                                 85,952,152.00
                                                                                     ------------------

* Includes proceeds from sale of engine re MSN 22496

-------------------------------------------------------------------------------------------------------

                                  AERCO LIMITED
                              Report to Noteholders
                All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Jun-01
Current Calculation Date               11-Jun-01
Previous Payment Date                  15-May-01
Previous Calculation Date              9-May-01
----------------------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                                        109,070,518.72
Liquidity Reserve Amount                                                                         (85,952,152.00)
                                                                                              ------------------
Available Collections                                                                             23,118,366.72
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         8,000,000.00
(II) a)      Class A Interest but excluding Step-up                                                3,568,516.32
     b)      Swap Payments other than subordinated swap payments                                   2,156,856.82
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        608,235.78
(vi)         Class B Minimum principal payment                                                        24,796.14
(vii)        Class C Interest                                                                        816,178.17
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,952,152.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             573,540.90
(xiv)        Class C Scheduled principal                                                             213,403.14
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        6,141,797.59
(xix)        Class E Primary Interest                                                                306,708.51
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         109,070,518.72
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,952,152.00
                                                                                              ------------------
                                                                                                  23,118,366.72
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                  15-Jun-01
Current Calculation Date              11-Jun-01
Previous Payment Date                 15-May-01
Previous Calculation Date             9-May-01
--------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

----------------------------------------------------------------------------------------------------------
                                          Subclass        Subclass        Subclass           Total
Floating Rate Notes                          A-2             A-3            A-4             Class A

----------------------------------------------------------------------------------------------------------
Applicable LIBOR                               4.12250%        4.12250%         4.12250%
Applicable Margin                               0.3200%         0.4600%          0.5200%
Applicable Interest Rate                       4.44250%        4.58250%         4.64250%
Day Count                                       Act/360         Act/360          Act/360
Actual Number of Days                                31              31               31
Interest Amount Payable                      616,727.28    2,229,513.54       722,275.50
Step-up Interest Amount Payable                 NA              NA             NA
----------------------------------------------------------------------------------------------------------
Total Interest Paid                          616,727.28    2,229,513.54       722,275.50     3,568,516.32
----------------------------------------------------------------------------------------------------------

Expected Final Payment Date                   15-Dec-05       15-Jun-02        15-May-11
Excess Amortisation Date                      17-Aug-98       15-Feb-06        15-Aug-00
----------------------------------------------------------------------------------------------------------
Original Balance                          290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance     161,215,402.23  565,000,000.00  180,672,384.10   906,887,786.33

----------------------------------------------------------------------------------------------------------
Extended Pool Factors                            71.98%         100.00%          100.00%
Pool Factors                                     62.70%         100.00%           86.33%
----------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                             -                                 -
Scheduled Principal Payment                           -               -                -                -
Supplemental Principal Payment             2,896,132.62               -     3,245,664.97     6,141,797.59
----------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount        2,896,132.62               -     3,245,664.97     6,141,797.59
----------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                       -
- amount allocable to premium
----------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   158,319,269.61  565,000,000.00  177,426,719.13   900,745,988.74
----------------------------------------------------------------------------------------------------------


(table continued from above)
---------------------------------------------------------------------------------------
                                         Subclass        Subclass          Total
Floating Rate Notes                        B-1              B-2           Class B

---------------------------------------------------------------------------------------
Applicable LIBOR                             4.12250%         4.12250%
Applicable Margin                             0.6000%          1.0500%
Applicable Interest Rate                     4.72250%         5.17250%
Day Count                                     Act/360          Act/360
Actual Number of Days                              31               31
Interest Amount Payable                    280,143.81       328,091.98
Step-up Interest Amount Payable               NA               NA
---------------------------------------------------------------------------------------
Total Interest Paid                        280,143.81       328,091.98      608,235.78
---------------------------------------------------------------------------------------

Expected Final Payment Date                 15-Jul-13        15-Jul-08
Excess Amortisation Date                    17-Aug-98        15-Aug-00
---------------------------------------------------------------------------------------
Original Balance                         85,000,000.00   80,000,000.00
Opening Outstanding Principal Balance    68,888,997.36   73,660,713.27   142,549,710.63

---------------------------------------------------------------------------------------
Extended Pool Factors                          91.45%          100.00%
Pool Factors                                   85.90%           99.56%
---------------------------------------------------------------------------------------
Minimum Principal Payment                   11,983.06        12,813.09       24,796.14
Scheduled Principal Payment                277,171.08       296,369.82      573,540.90
Supplemental Principal Payment                      -                -               -
---------------------------------------------------------------------------------------
Total Principal Distribution Amount        289,154.14       309,182.90      598,337.05
---------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
---------------------------------------------------------------------------------------
Closing Outstanding Principal Balance  68,599,843.22   73,351,530.36   141,951,373.59
---------------------------------------------------------------------------------------


(table continued from above)

---------------------------------------------------------------------------------------
                                        Subclass       Subclass           Total
Floating Rate Notes                        C-1            C-2            Class C

---------------------------------------------------------------------------------------
Applicable LIBOR                            4.12250%        4.12250%
Applicable Margin                            1.3500%         2.0500%
Applicable Interest Rate                    5.47250%        6.17250%
Day Count                                    Act/360         Act/360
Actual Number of Days                             31              31
Interest Amount Payable                   392,760.46      423,417.71
Step-up Interest Amount Payable              NA              NA
---------------------------------------------------------------------------------------
Total Interest Paid                       392,760.46      423,417.71        816,178.17
---------------------------------------------------------------------------------------

Expected Final Payment Date                15-Jul-13       15-Jun-08
Excess Amortisation Date                   17-Aug-98       15-Aug-00
---------------------------------------------------------------------------------------
Original Balance                        85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance   83,345,622.02  79,661,546.15    163,007,168.17

---------------------------------------------------------------------------------------
Extended Pool Factors                         99.83%         100.00%
Pool Factors                                  97.65%          99.30%
---------------------------------------------------------------------------------------
Minimum Principal Payment                          -               -                 -
Scheduled Principal Payment               129,674.95       83,728.19        213,403.14
Supplemental Principal Payment                     -               -                 -
---------------------------------------------------------------------------------------
Total Principal Distribution Amount       129,674.95       83,728.19        213,403.14
---------------------------------------------------------------------------------------
Redemption Amount                                -               -
- amount allocable to principal                  -               -
- amount allocable to premium                    -               -
---------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 83,215,947.07  79,577,817.96    162,793,765.02
---------------------------------------------------------------------------------------



--------------------------------------------------------

Fixed Rate Notes                           D-2

--------------------------------------------------------
Applicable Interest Rate                       8.50000%
Day count                                      30 / 360
Number of Days                                       30
Interest Amount Payable                      708,333.33
--------------------------------------------------------
Total Interest Paid                          708,333.33
--------------------------------------------------------
Expected Final Payment Date                   15-Mar-14
Excess Amortisation Date                      15-Jul-10
--------------------------------------------------------
Original Balance                          100,000,000.00
Opening Outstanding Principal Balance     100,000,000.00
--------------------------------------------------------
Extended Pool Factors                           100.00%
Expected Pool Factors                           100.00%
--------------------------------------------------------
Extended Amount                                       -
Expected Pool Factor Amount                           -
Surplus Amortisation
--------------------------------------------------------
Total Principal Distribution Amount                   -
--------------------------------------------------------
Redemption Amount                                     -
- amount allocable to principal                       -
                                          --------------
- amount allocable to premium                         -
--------------------------------------------------------
Closing Outstanding Principal Balance     100,000,000.00
--------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
                 Amounts in US Dollars unless otherwise stated


Current Payment Date                      15-Jun-01
Current Calculation Date                  11-Jun-01
Previous Payment Date                     15-May-01
Previous Calculation Date                  9-May-01
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Jun-01
End of Interest Accrual Period            16-Jul-01
Reference Date                            11-Jun-01

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           3.98000%    3.98000%    3.98000%   3.98000%    3.98000%     3.98000%   3.98000%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    4.3000%     4.4400%     4.5000%    4.5800%     5.0300%      5.3300%    6.0300%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

Fixed Rate Notes                            D-1

----------------------------------------------------

Actual Pool Factor                          100.00%

----------------------------------------------------

----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    161,215.40  565,000.00  180,672.38  68,889.00   73,660.71    83,345.62  79,661.55
Total Principal Payments                   2,896.13           -    3,245.66     289.15      309.18       129.67      83.73
Closing Outstanding Principal Balance    158,319.27  565,000.00  177,426.72  68,599.84   73,351.53    83,215.95  79,577.82

Total Interest                               616.73    2,229.51      722.28     280.14      328.09       392.76     423.42
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

(b) Fixed Rate Notes                        D-2

----------------------------------------------------

Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -

----------------------------------------------------

----------------------------------------------------------------------------------------------------------------
